


SECURIT... 05041001 ...SSION

1-3-22

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securian Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul,	Minnesota	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Olson 651-665-6493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center	Minneapolis	Minnesota	55402
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, George Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securian Financial Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BLAINE D. WESTBERG
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Securian Financial Services, Inc. and subsidiaries (the Company) as of December 31, 2004 and the related consolidated statements of operations, stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Securian Financial Services, Inc. and subsidiaries as of December 31, 2004 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 15, 2005

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2004

Assets		
Cash	$	4,614,404
Investment in money market fund, at market value, which equals cost		4,103,154
Total cash and cash equivalents		8,717,558
Investment in partnership		4,475,124
Commissions receivable		1,508,960
Due from affiliates		234,649
Accounts receivable		68,956
Federal income tax recievable - current		2,040,977
Securities owned at market value		134,430
Receivable from broker/dealer		2
Software, net of accumulated amortization of $1,731,320		833,635
Prepaid expenses		539,715
Deposit with clearing organization		100,000
	$	18,654,006

Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	618,341
Bonus payable		1,881,512
Accrued expenses		2,226,580
Securities sold, not yet purchased at market value		2
Payable to broker/dealer		134,430
Federal income tax payable - deferred		325,945
Due to affiliates		1,679,940
		6,866,750
Stockholder's equity:		
Paid-in capital; authorized 25,000 shares of common stock, no par value; issued and outstanding 100 shares		41,865,635
Accumulated deficit		(30,078,379)
Total stockholder's equity		11,787,256
	$	18,654,006

See accompanying notes to consolidated financial statements.

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statement of Operations
For the year ended December 31, 2004

Revenues		
Commissions and distribution and service fee income:		
12b-1 fees from insurance products	$	12,366,658
Investment advisory fees		12,390,609
Other mutual funds		16,509,442
Other products		10,880,508
Fee income received from affiliate		3,812,708
Other income		1,748,027
		57,707,952
Expenses		
Commissions and distribution and service fee expense:		
12b-1 from insurance products		12,366,658
Investment advisory		11,303,667
Other mutual funds		14,309,763
Other products		9,673,747
Salaries		9,255,938
Registration fees		378,966
General and administrative expenses		6,153,076
		63,441,815
Loss before income taxes		(5,733,863)
Income tax benefit		3,615,654
Net loss	$	(2,118,209)

See accompanying notes to consolidated financial statements.

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statement of Stockholder's Equity
For the year ended December 31, 2004

		Paid-in capital	Accumulated deficit	Total
Balances at December 31, 2003	$	41,865,635	(27,960,170)	13,905,465
Net loss		-	(2,118,209)	(2,118,209)
Balances at December 31, 2004	$	41,865,635	(30,078,379)	11,787,256

See accompanying notes to consolidated financial statements.

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statement of Cash Flows
For the year ended December 31, 2004

Cash flows used in operating activities	
Net loss	$ (2,118,209)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization and depreciation	227,294
Software capitalized	(210,096)
Write-off of LLC investments	290,000
Earnings from investment in partnership	(244,207)
Change in operating assets and liabilities:	
Increase in commissions receivable	(971,470)
Increase in due from affiliates	(156,342)
Decrease in accounts receivable	254,807
Increase in prepaid expenses	(39,573)
Increase in commissions payable	215,755
Increase in bonus payable	584,540
Increase in due to affiliates	1,075,873
Increase in accrued expenses	633,255
Change in current and deferred income tax liability	(2,577,885)
Net cash used in operating activities	(3,036,258)
Cash flows from investing activities	
Purchase of securities inventory	126,353
Sale of securities inventory	(126,353)
Distributions from investment in partnership	396,818
Net cash provided by investing activities	396,818
Cash flows from financing activities	
Capital contributions	0
Cash provided by financing activities	0
Decrease in cash and cash equivalents	(2,639,440)
Cash and cash equivalents at beginning of year	11,356,998
Cash and cash equivalents at end of year	$ 8,717,558

See accompanying notes to consolidated financial statements.

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004

(1) Basis of Statement Presentation and Nature of Business

The accompanying consolidated financial statements include the accounts of Securian Financial Services, Inc. (the Company) (a wholly-owned subsidiary of Securian Financial Group, Inc.) and its majority-owned subsidiary WorthMark Alliance VIII, LLC (Alliance VIII), formerly known as BE Financial Solutions, LLC. All significant intercompany balances and transactions have been eliminated in the consolidation.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company is the distributor of Minnesota Life Insurance Company's (Minnesota Life), a subsidiary of Securian Financial Group, Inc., variable annuity contracts and variable life insurance policies, and also sells mutual funds, annuity contracts and insurance policies sponsored by third parties.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent on Securian Financial Group, Inc. to fund its operating loss.

(2) Summary of Significant Accounting Policies

Commission Income/Expense and Distribution and Service Fee Income/Expense

Commission income on mutual fund sales is earned and recognized on the date of the sale. Related commission expense due to agents on such sales is also recognized on the date of the sale.

Under an assignment agreement with Minnesota Life, the Company receives 12b-1 fees from the Advantus Series Fund portfolios and the Waddell and Reed Target portfolios, and transfers them to Minnesota Life.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and investments in money market mutual funds.

Amortization of Software

Computer software costs incurred for internal use are capitalized and amortized over a three or five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2004, the Company had unamortized cost of $833,635.

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2) **Summary of Significant Accounting Policies**

Investment in Partnership

The Company owns a 45% investment in a general agency. This investment is being accounted for using the equity method of accounting. Under the equity method the Company records its proportionate share of earnings or losses of the agency. For the year ended December 31, 2004, the Company recorded earnings of $244,207 included in other income and received distributions of $396,818.

Securities Inventory

In the normal course of business the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk

Financial instruments, consisting primarily of cash and cash equivalents, potentially subject the Company to concentration risk. The Company places its cash and cash equivalents with high quality financial institutions in order to limit the potential credit exposure.

(3) **Related Party Transactions**

The Company is the distributor of Minnesota Life's variable annuity and variable life products. The Company received compliance fees of $3,812,708 from Minnesota Life for performing compliance functions for these variable products.

Under a management services agreement with Minnesota Life and Securian Financial Group, Inc., the Company incurred from Minnesota Life $8,681,217 for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life incurs on behalf of the Company. At December 31, 2004, $1,188,345 was payable to Minnesota Life for such expenses.

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(3) Related Party Transactions

Distribution and service fee income of $5,300,811 was recognized and included in 12b-1 from insurance products during the year ended December 31, 2004 under agreements with certain investment companies managed by Advantus Capital Management, Inc. Such fees are used to pay certain expenses incurred in the distribution of shares of associated mutual funds which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended).

The Company has an agreement with an affiliated registered broker/dealer in securities. Under this agreement, the Company assists the affiliated broker/dealer in compliance, training and marketing and provides services such as accounting and auditing. The Company charges expenses related to these activities to the affiliated party and receives reimbursement. For the year ended December 31, 2004, the Company charged expenses totaling $1,347,342 and was reimbursed $1,187,149.

(4) Income Taxes

The Company's federal income tax return is a consolidated life/non-life return filed under Minnesota Mutual Companies, Inc., the ultimate parent of Securian Financial Group. The method of allocation between companies is subject to written agreement, approved by an officer of the corporation. Allocation is based upon separate return calculations with a credit for any currently used net losses and tax credits. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service.

Current income taxes are charged or credited to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between financial statement carrying amounts and income tax bases of assets and liabilities.

The income tax benefit for the year ended December 31, 2004 consists of the following:

	Current	Deferred	Total
Federal	$ (3,838,686)	$ 205,645	$ (3,633,041)
State	17,387	-	17,387
	$ (3,821,299)	$ 205,645	$ (3,615,654)

The difference between the income tax benefit and income taxes computed using the U.S. federal income tax rate of 35% is as follows:

Amount computed using the statutory rate	$ (2,012,938)
Reallocation of tax benefit on IRS audit	(1,626,240)
State taxes, net of federal benefit	17,387
Other	6,137
	$ (3,615,654)

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(4) **Income Taxes**

The tax effects of temporary differences that gave rise to deferred tax liabilities are as follows:

Prepaid expenses	(182,051)
Partnership income	(153,584)
Capitalized software	9,688
	$ (325,945)

Income taxes received for the year ended December 31, 2004 was $1,055,156.

In December 2004, the Internal Revenue Service (IRS) completed their audit of Minnesota Mutual Companies and Subsidiaries' federal income tax returns for the years 2001 and 2002. The Company has accrued for the tax refund expected as a result of the audit. The Company's tax returns for 2003 and later are expected to be under examination by the IRS beginning in late 2005. The Company believes that any additional taxes refunded or assessed as a result of the examination will not have a material effect on its financial position.

(5) **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital and a net capital requirement of $3,195,033 and $457,783, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 2.15 to 1 at December 31, 2004.

The net capital computation removes the effects of consolidation of subsidiary companies in accordance with Rule 15c3-1 of the Securities and Exchange Commission. There is no material impact to the Company's statement of financial condition or net capital computation relating to the presentation.

(6) **Rule 15c3-3**

The Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer. The Company does not hold customer funds or safekeep customer securities and is therefore, exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

In compliance with NASD Notice to Members 03-47, the Company has set up a fund for the exclusive benefit of customers to reimburse them for potential breakpoint overcharges on the sale of class A mutual funds sold during 2001 and 2002. As of December 31, 2004, the Company has paid $40,624 , and $5,000 was included in accounts payable at year end.

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(7) Contingencies

The Company currently is a defendant in various litigation generally incidental to its business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability, except as otherwise disclosed, will not materially affect the consolidated financial position or results of operations of the Company.

The Company has purchased investment advisor businesses from certain general agencies. Included in the purchase agreements are earn out provisions that entitle the agent to additional revenue if certain criteria are met. The Company has recorded a liability of $166,752 and could pay up to an additional $640,000 under these agreements. During 2004, the Company has not made any payments.

Schedule 1

SECURIAN FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Commission
as of December 31, 2004

Stockholder's equity	$ 11,787,256
Deductions - nonallowable assets:	
Due from affiliates	234,649
Accounts receivable	68,956
Federal income tax receivable - current	2,040,977
Software and equipment	833,635
Investment in partnership	4,475,124
Prepaid expenses	539,715
	8,193,056
Net capital before haircuts on securities	3,594,200
Haircuts on securities	190,094
Deductions to net capital:	
Fidelity bond deduction	199,528
Consolidation of subsidiaries	9,545
Net capital	$ 3,195,033
Total aggregate indebtedness	$ 6,866,748
Net capital	$ 3,195,033
Minimum capital required to be maintained (the greater of $50,000 or 6-2/3% of aggregate indebtedness of $6,866,748)	457,783
Net capital in excess of requirements	$ 2,737,250
Ratio of aggregate indebtedness to net capital	2.15 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

See accompanying independent auditors' report.



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Securian Financial Services, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Securian Financial Services, Inc. and subsidiaries (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1. making quarterly securities examinations, counts, verifications, and comparisons; 2. recordation of differences required by Rule 17a-13; 3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 15, 2005